

April 3, 2014

<u>Via E-mail</u>
Jacob DiMartino
Chief Executive Officer
Pitooey!, Inc.
15685 N. Cave Creek Rd.
Suite 101
Scottsdale, AZ 85032

      Re: **Pitooey!, Inc.**
               Form 8-K
               Filed March 25, 2014
               File No. 000-53991

Dear Mr. DiMartino:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Myra Moosariparambil

                               Myra Moosariparambil
                               Staff Accountant